Exhibit 99.2

NiCE and Konecta Partner to Scale AI-First Customer Experience Through Agentic Automation

Global Platinum partnership accelerates time-to-value with industry-ready agentic AI and operational scale

Hoboken, N.J., May 13, 2026 – NiCE (Nasdaq: NICE) NiCE today announced a strategic partnership with Konecta, a global leader in customer experience (CX) and digital services, to accelerate the deployment of next-generation, AI-powered solutions across global markets.

At the core of this partnership is NiCE’s CX AI platform, CXone, recognized as a leading Contact Center as a Service (CCaaS) solution, along with NiCE Cognigy’s cutting-edge generative and agentic AI technology. Bringing these capabilities together enables intelligent virtual agents and real-time AI assistance that move beyond insights to autonomous, action-oriented execution across the customer journey.

As part of the agreement, Konecta will integrate NiCE’s technology, including NiCE Cognigy’s AI capabilities, into its own open platform, delivering out-of-the-box digital agents trained on industry-specific regulatory requirements and customer journeys. By leveraging NiCE’s advanced orchestration, Konecta is evolving beyond traditional conversational bots to agentic AI that can autonomously execute back-office tasks, support human agents, and coordinate across systems to streamline complex operations.

Konecta’s role extends beyond technology integration. The company brings deep expertise in business processes and customer operations to design predefined workflows and AI interactions tailored to the unique needs of each industry.
This approach enables Konecta to deliver:

•	Accelerated time-to-value with standardized, industry-ready AI solutions that shorten deployment cycles
•	Operational efficiency at scale through automation of high-volume and complex processes
•	Improved service quality and customer satisfaction with consistent, intelligent interactions
•	Secure, compliant AI adoption aligned with industry-specific regulatory requirements

As part of the agreement, Konecta becomes a fully certified Global Platinum Partner of NiCE, gaining access to the highest level of technical expertise, co-innovation support, and early access to emerging agentic AI capabilities.

Mariano Castaños Zemborain, CEO Latin America, Executive Sponsor NiCE alliance, said: “By combining NiCE’s market-leading CCaaS platform and its powerful generative and agentic AI with Konecta’s global operational scale and deep industry expertise, we are creating a new standard for customer experience transformation. Our ability to predefine processes and deploy industry-specific AI at scale enables our clients to achieve faster time-to-value, with more secure, efficient, and impactful outcomes.”

“This partnership reflects Konecta’s leadership in operationalizing AI at global scale, which is why they have earned NiCE’s Global Platinum Partner status,” said Jeff Comstock, President of CX Product & Technology at NiCE. “Together, we are helping organizations move from AI experimentation to execution by connecting real-time insight to action through agentic AI. The result is faster resolution, lower cost to serve, and more consistent, intelligent customer experiences across every interaction.”

About Konecta
Konecta is a leading innovative global service provider in customer management business process and digital outsourcing, with 109,000 passionate employees working in 30 languages across 4 continents and 28 countries. Focusing on the unique needs and opportunities of each industry, Konecta offers a full range of end-to-end customer management solutions – including acquisition, retention, customer service, technical support, and collection – all based on a sustainable business model. These services are built on a portfolio of world-class expertise covering customer experience and process management, digital solutions and cutting-edge technologies. Headquartered in Madrid, Konecta delivers global revenues of €2 billion with more than 500 clients, covering some of the biggest names in telecoms, energy, banking, mobility, retail, and e-commerce.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.